Provident Energy Closes Capitol Energy Acquisition and Updates Operational Guidance

News Release 17-07
June 20, 2007

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (TSX-PVE.UN; NYSE-PVX) (Provident) announces that its wholly-owned subsidiary Provident Energy Resources Inc. (PERI), has acquired approximately 96.2 percent of the issued and outstanding common shares of Capitol Energy Resources Ltd. (Capitol) pursuant to its offer and take-over bid circular dated May 14, 2007.

The previously announced offer by Provident to acquire the common shares at a price of $8.16 per common share expired at 7:00 p.m. Mountain Daylight Time on June 19, 2007.  Provident has given instructions to the depositary to take up all of the common shares deposited to the offer and will pay for such shares in accordance with applicable securities laws and the acquisition agreement between Provident and Capitol.

Provident intends to acquire all of the remaining common shares not deposited under the offer pursuant to the compulsory acquisition procedures and to delist the common shares from the Toronto Stock Exchange.

The acquisition was financed through existing credit facilities and a bought deal offering of 29.3 million subscription receipts of Provident at a price of $12.75 per subscription receipt for gross proceeds of approximately $373.75 million.

The subscription receipts traded on the Toronto Stock Exchange (TSX) under the symbol "PVE.R."  With the take-up by PERI of approximately 96.2 percent of the Capitol common shares, trading in the subscription receipts will be halted at the open of trading on June 20 and will remain halted until the close of business at which time they will be delisted. Holders of subscription receipts will receive one trust unit of Provident Energy Trust for each subscription receipt held.  Holders of subscription receipts are not required to take any action in order to receive the trust units to which they are entitled.

“We are very excited about these assets. The acquisition gives Provident a resource play from a very large oil pool which we expect to reach production of 7,000 barrels of oil equivalent (boed) by 2009,” said Provident President and Chief Executive Officer, Tom Buchanan. “Along with the other internal growth opportunities in our Canadian upstream business, the recent acquisitions in our U.S. business, and the continued strength of our Midstream business, Provident continues to add to its diverse portfolio of quality, long-life assets and opportunities for future value appreciation.”

Operational Guidance Update

With the acquisition of the Capitol assets, Provident has updated its capital budget to include development opportunities associated with the Dixonville Montney “C” pool in northwest Alberta. Provident now anticipates 2007 capital spending in its Canadian oil and gas business unit of $122 million, up $34 million from the previously announced $88 million.

The Montney “C” pool is being developed using horizontal wells and will be exploited with waterflood technology. The estimated original oil in place is 263 million barrels of 30 degree API oil and Provident anticipates recovering at least 15 percent of the oil in the pool. In 2007, Provident plans to drill approximately 20 wells and conduct facility work, and expects production to average 4,800 boed for the remainder of 2007. The Capitol acquisition will initially add 4,400 boed of production.

In the U.S.A., BreitBurn Energy Partners, L.P. (NASDAQ-BBEP) recently closed two acquisitions in Florida and California, totaling approximately $214 million. The Florida oil properties are located along the Sunniland Trend and the California oil properties are located in the Los Angeles basin. Full details on these acquisitions can be found on BreitBurn’s website, http://ir.breitburn.com/releases.cfm. BBEP estimates that these two acquisitions will add about 2,900 boed of combined production. As a result of the recent BBEP acquisitions and related financing activities, Provident’s controlling interest in BBEP is now approximately 51 percent. The U.S. capital budget increased from $64 million to $69 million, as a result of these acquisitions.

Provident now expects total upstream oil and gas 2007 production to be in the range of 33,800 to 36,400 boed, with Canadian production between 24,500 to 26,400 boed and U.S. production between 9,500 to 10,000 boed. The U.S. production is consolidated including both BBEP and Provident’s privately-held subsidiary company volumes.

Operating costs in the Canadian business unit, on a consolidated basis, are expected to decrease five percent in 2007. In the U.S. business unit, operating costs are expected to remain consistent with current levels.

In the Midstream business, natural gas liquids product prices remain strong as storage inventories across North America are building after the winter draw down. Redwater completed its annual maintenance turnaround at the end of May with minimal impact to operations.  The Midstream capital budget remains at $22 million, of which $6 million is required for maintenance capital.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business.  Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com